

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

May 6, 2010

Ms. Monique Van Oord
Chief Financial Officer
Linux Gold Corp.
240-11780 Hammersmith Way
Richmond, British Columbia, Canada V7A 5E9

      **Re:    Linux Gold Corp.**
             **Form 20-F for Fiscal Year Ended February 28, 2009**
             **Filed September 14, 2009**
             **File No. 000-30084**

Dear Ms. Van Oord:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                         Sincerely,

                         Karl Hiller
                         Branch Chief